PHELPS DODGE CORPORATION AND SUBSIDIARIES
Exhibit 12.2
COMPUTATION OF RATIOS OF TOTAL DEBT TO TOTAL CAPITALIZATION
(in millions)

	December 31,
	2005	2004	2003
Short-term debt	$14.3	78.8	50.5

Current portion of long-term debt	2.5	45.9	204.6

Long-term debt	677.7	972.2	1,703.9

Total debt	694.5	1,096.9	1,959.0

Minority interests in consolidated subsidiaries	915.9	555.1	70.2

Common shareholders’ equity	5,601.6	4,343.1	3,063.8

Total capitalization	$7,212.0	5,995.1	5,093.0

Ratio of total debt to total capitalization	9.6%	18.3%	38.5%